Deutsche Bank AG SBSD Registration
Form SBSE-A, Schedule B (Item 13) Supplemental Attachment



Note: the following non-mandatory fields are blank for each entry, and therefore are not reflected in the table below: SEC File Number (if any), CRD (if any), NFA (if any), IARD (if any), UIC (if any), CIK

Item #	Firm or Individual?*	Firm or Organization Name*	Street Address 1*	Street Address 2	City*	State/Country*	Zip + 4 Postal Code*	Effective Date*	Nature of relationship
13A	Firm	Ernst & Young GmbH Wirtschaftsprufungsgesellschaft	Mergenthalerallee 3-5		Eschborn/Frankfurt (Main)	Germany	65760	4/26/2021	Third party audit firm
13B	Firm	ICE Clear Credit LLC	1 North End Avenue		New York	New York	10282-1163	12/7/2013	Clearinghouse for DBAG SBS trades
13B	Firm	ICE Clear Europe Limited	Milton Gate	60 Chiswell Street	London	United Kingdom	EC1Y 4SA	12/6/2013	Clearinghouse for DBAG SBS trades
13B	Firm	Japan Securities Clearing Corporation	2-1 Nihombashi-Kabuto-Cho	Chuo Ku	Tokyo	Japan	103-0026	11/8/2014	Clearinghouse for DBAG SBS trades
13B	Firm	LCH Clearnet SA (or BANQUE CENTRALE DE COMPENSATION)	18 Rue Du 4 Septembre		Paris	France	75002	5/17/2014	Clearinghouse for DBAG SBS trades
13B	Firm	BGC BROKERS LP, LONDON	5 Churchill Place	Canary Wharf	London	United Kingdom	E14 5RD	10/12/2013	Broker acts as a market intermediary facilitating the trading of security based swap trades between DB and other broker dealers on a name passing basis
13B	Firm	BGC CAPITAL MARKETS(HONGKONG) LIMITED, HONGKONG	Suites 6402-6408 64th Floor	Two International Finance Centre No 8 Finance Street	Hong Kong	Hong Kong	Central and Western	10/23/2017	Broker acts as a market intermediary facilitating the trading of security based swap trades between DB and other broker dealers on a name passing basis
13B	Firm	BGC Securities (Hong Ko, Wilmington	Two International Finance Centre Suites 6402-08	8 Finance Street Central District	Hong Kong	Hong Kong	Central and Western	3/13/2015	Broker acts as a market intermediary facilitating the trading of security based swap trades between DB and other broker dealers on a name passing basis
13B	Firm	GFI BROKERS LTD	1 Snowden Street		London	United Kingdom	EC2A 2DQ	12/7/2013	Broker acts as a market intermediary facilitating the trading of security based swap trades between DB and other broker dealers on a name passing basis
13B	Firm	T.F.S. DERIVATIVES HK LIMITED	Level 24-25 Entertainment Building	30 Queens Road Central	Hong Kong	Hong Kong	Central and Western	12/6/2013	Broker acts as a market intermediary facilitating the trading of security based swap trades between DB and other broker dealers on a name passing basis
13B	Firm	TRADITION (UK) LIMITED LONDON	Beaufort House	15 St Botolph Street	London	United Kingdom	EC3A 7QX	1/23/2014	Broker acts as a market intermediary facilitating the trading of security based swap trades between DB and other broker dealers on a name passing basis
13B	Firm	TULLETT PREBON (HONG KONG) LIMITED	Suite 1001 10th Floor	Citic Tower 1 Tim Mei Avenue Central	Hong Kong	Hong Kong	Central and Western	12/15/2012	Broker acts as a market intermediary facilitating the trading of security based swap trades between DB and other broker dealers on a name passing basis
13B	Firm	TULLETT PREBON AMERICAS CORP	101 Hudson Street		Jersey City	New Jersey	07302-3908	2/12/2014	Broker acts as a market intermediary facilitating the trading of security based swap trades between DB and other broker dealers on a name passing basis